(LOGO) FIRST HORIZON HOME LOANS

Arthur Andersen L.L.P.
100 Peabody Place, Suite 1100
Memphis, TN 38103-3625

Dear Sirs:

As of and for the year ended December 31, 1999, FT Mortgage Companies and its wholly-owned subsidiary, First Tennessee Mortgage Services, Inc. (the "Company") has complied in all material respects, except for the matters disclosed in
Exhibit I, with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond policy in the amount of $70,000,000 and an errors and omissions policy in the amount of $50,000,000.

Gary B. Klinger
Cheif Financial Officer

February 28, 2000


First Horizon Home Loan Corporation
4000 Horizon Way
Irving, TX 75063
Phone: 214-441-4000
Fax: 214-441-5096


EXHIBIT I

Matter #1:

The Company is required to maintain a loan servicing file for each of the loans it services. During an inventory of files in prior years, the Company noted several missing files.

Management Corrective Action:

The Company maintains collateral documentation files with the document custodians. For the existing portfolio, internal loan servicing files will be recreated as necessary. During 1998, the Company implemented imaging technology which has and will continue to substantially reduce loss of internal documents in the future.

Matter #2:

The Company is required to perform reconciliations on a monthly basis for all custodial bank accounts and related bank clearing accounts. Furthermore, the USAP Minimum Servicing Standards require that these reconciliations are to be mathematically accurate, reviewed and approved by someone other than the preparer, and shall document any explanations for reconciling items (which shall be resolved within 90 calendar days of their original identification). Testing during the current year revealed (1) 18 of 35 schedule/schedule principal and interest accounts that were not reconciled to the expected minimum principal and interest, (2) 26 of 391 reconciliations that had unlocated differences, (3) 36 of 391 reconciliations that were not independently reviewed by a supervisor, and
(4) 42 of 391 reconciliations that had aged reconciling items over 90 days.

Management Corrective Action:

The Company has established a policy ensuring all schedule/schedule accounts are reconciled to the expected minimum principal and interest, and all reconcilements have appropriate documentation. In addition, a policy has been implemented requiring manager approval on all accounts within 7 days of completion of the reconciliation. This is managed via a log tracking all accounts open with outstanding items. Also, the Company has established a system of management reporting that emphasizes accounts with outstanding reconciling items and the specific age of those unexplained differences. These reports are submitted to senior management on a weekly basis.


Matter #3:

The Company is required to maintain a system of adequately safeguarding unissued checks so as to prevent unauthorized access. During testing, personnel had unsupervised access to the check printing room.

Management Corrective Action:

Subsequent to the testing, the Company eliminated access to the check printing room and check stock for all non-essential personnel, and written procedures were given to each department regarding proper security.